Servier | Partnering STRENGTHENING & EXPANDIND OUR ONCOLOGY FRANCHISE Pending acquisition of Day One Biopharmaceuticals Tovorafenib: OJEMDATM first & only FDA-approved type II RAF inhibitor for treatment of relapsed or refractory pediatric low-grade glioma, the most common form of childhood brain tumor Additional trials in pediatric low-grade glioma Emi-Le: antibody drug conjugate (ADC) targeting rare cancer adenoid cystic carcinoma (ACC) Acquisition of complementary portfolio positions Servier as a leader in pediatric low-grade glioma and expands its pipeline with targeted therapies for cancers with high unmet needs Servier to acquire Day One for $21.50 per share in cash, representing a total equity value of approximately $2.5 billion The transaction remains subject to customary closing conditions Deal expected to close in Q2 2026 Portfolio & pipeline Strategic fit Deal structure Exhibit 99.1

Servier | Partnering BUILDING INNOVATION IN ONCOLOGY Pending acquisition of Day One Biopharmaceuticals Tovorafenib: OJEMDATM first & only FDA-approved type II RAF inhibitor for treatment of relapsed or refractory pediatric low-grade glioma, the most common form of childhood brain tumor Additional trials in pediatric low-grade glioma Emi-Le: antibody drug conjugate (ADC) targeting rare cancer adenoid cystic carcinoma (ACC) Acquisition of complementary portfolio positions Servier as a leader in pediatric low-grade glioma and expands its pipeline with targeted therapies for cancers with high unmet needs Servier to acquire Day One for $21.50 per share in cash, representing a total equity value of approximately $2.5 billion The transaction remains subject to customary closing conditions Deal expected to close in Q2 2026 Portfolio & pipeline Strategic fit Deal structure

Media coverage on pending acquisition of Day One Servier | Partnering

Servier | Partnering International media coverage on pending acquisition of Day One